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                     SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, DC 20549




                                FORM N-18F-1



               Notification of Election Pursuant to Rule 18f

                  Under the Investment Company Act of 1940




                      FEDERATED INVESTMENT PORTFOLIOS

                         (Exact Name of Registrant)







NOTIFICATION OF ELECTION

   The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


SIGNATURE

   Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Pittsburgh and the Commonwealth of Pennsylvania on the 21st day of December, 1995.



FEDERATED INVESTMENT PORTFOLIOS
(Name of Registrant)

By:/s/ S. Elliott Cohan
   S. Elliott Cohan
   Assistant Secretary
   Attorney in Fact
   for John F. Donahue,
   Chairman and Trustee